CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
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CITY PLACE HOUSE
55 BASINGHALL STREET
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MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BU[redacted]
3-2, KASUMIGAS[redacted]
CHIYODA-K[redacted]

Writer's Direct Dial: (212) 225-2570

June 29, 2002

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's submission to the Bolsa Mexicana de Valores as required by Mexico's Comisión Nacional Bancaria y de Valores, dated June 27, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosure

cc: Daniel Rodriguez Duran (w/o enclosures)

BBVA Bancomer

Grupo Financiero BBVA Bancomer, S.A. de C.V. informa su conversión en sociedad controladora filial como consecuencia de que BBVA International Investment Corporation, entidad subsidiaria de Banco Bilbao Vizcaya Argentaria, S.A., ha llegado a adquirir el 51% de las acciones representativas de su capital social.

Dicha conversión fue autorizada por la Secretaría de Hacienda y Crédito Público el pasado 9 de mayo.

TRANSLATION

Grupo Financiero BBVA Bancomer, S.A. de C. V. ("GFB") announces it has now become an affiliate holding company as a result of BBVA International Investment Corporation, a subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., reaching 51% ownership of GFB's stock, as previously authorized by the Ministry of Finance (Secretaría de Hacienda y Crédito Público) on May 9th, 2002.